Exhibit 99.1

Gaslog Partners LP Announces Availability of its Annual Report on Form 20-F for the Year Ended December 31, 2020

Piraeus, Greece, March 2 2021 - GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investor Relations” section under “SEC Filings”.

Unitholders may also request a hard copy of the Annual Report, which includes the Partnership’s complete 2020 audited financial statements, free of charge by contacting:

Email: ir@gaslogmlp.com

Phone: +1-212-223-0643

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com